Filed by Insurance Acquisition Corp. II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp. II

Commission File No.: 001-39484

INSU Acquisition Corp. II Announces Effectiveness of Registration Statement for Proposed Business Combination with Metromile

PHILADELPHIA – January 15, 2021 – INSU Acquisition Corp. II, a publicly traded special purpose acquisition company (the “Company”) (“INSU II”) (NASDAQ: INAQ), announced today that its registration statement on Form S-4 (File No. 333-250989) (as amended, the “Registration Statement”), relating to the previously announced business combination (the “Business Combination”) with MetroMile, Inc. (“Metromile”), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”) and that it will commence mailing of the definitive proxy statement/prospectus relating to the Special Meeting (the “Special Meeting”) of the Company’s stockholders to be held on February 9, 2021 in connection with the Business Combination. In light of the novel coronavirus (referred to as “COVID-19”) pandemic and to support the well-being of INSU II’s stockholders and partners, the Special Meeting will be completely virtual. The proxy statement/prospectus is being mailed to the Company’s stockholders of record as of the close of business on December 30, 2020 (the “Record Date”). Holders of INSU II’s shares of Class A Common Stock and Class B Common Stock at the close of business on the Record Date are entitled to notice of the virtual Special Meeting and to vote at the virtual Special Meeting. Notice of the Special Meeting will be mailed on or about January 19, 2021 to stockholders of record as of the Record Date.

If the proposals at the Special Meeting are approved, INSU II anticipates that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

More information about voting and attending the Special Meeting is included in the proxy statement/ prospectus originally filed by INSU II with the SEC on November 27, 2020, as amended, which is available without charge on the SEC’s website at http://www.sec.gov or by directing a request to: Joe Pooler, Chief Financial Officer and Treasurer, INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104. INSU II encourages you to read the proxy statement / prospectus carefully. The deadline for INSU II’s public stockholders to exercise their redemption rights in connection with the Business Combination is February 5, 2021 at 5:00 p.m. Eastern time. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200; banks and brokers can call collect at (203) 658-9400.

Important Information for Investors and Stockholders

In connection with the Business Combination between Metromile and INSU II, INSU II has filed with the SEC a definitive proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to INSU II stockholders. This document does not contain all the information that should be considered concerning the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. INSU II stockholders and other interested persons are advised to read, when available, the definitive proxy statement / prospectus in connection with INSU II’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Metromile, INSU II and the proposed transactions. The definitive proxy statement / prospectus will be mailed to INSU II stockholders as of the Record Date.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

INSU II, Metromile, and their respective directors and officers may be deemed participants in the solicitation of proxies of INSU II stockholders in connection with the proposed business combination. INSU II stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of INSU II and of Metromile in INSU II’s definitive proxy statement / prospectus.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to INSU II stockholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “will,” “expect,” “anticipate,” “believe,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, expectations related to the terms and timing of completing the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Metromile’s and INSU II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Metromile and INSU II. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of INSU II or Metromile is not obtained; and those factors discussed in INSU II’s final prospectus filed on September 4, 2020, Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and the Registration Statement, and the definitive proxy statement/prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of INSU II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither INSU II nor Metromile presently know or that INSU II and Metromile currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect INSU II’s and Metromile’s expectations, plans or forecasts of future events and views as of the date of this press release. INSU II and Metromile anticipate that subsequent events and developments will cause INSU II’s and Metromile’s assessments to change. However, while INSU II and Metromile may elect to update these forward-looking statements at some point in the future, INSU II and Metromile specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing INSU II’s and Metromile’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investor Relations

Garrett Edson, ICR

ir@metromile.com

646-677-1889

Public Relations

Rick Chen, Metromile

Doug Donsky, ICR

press@metromile.com

415-676-7744

INSU II and Cohen & Company

Amanda Abrams

aabrams@cohenandcompany.com

215-701-9693